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EXHIBIT 12


                         ADVANTA CORP. AND SUBSIDIARIES
       CONSOLIDATED COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES (A)
                             (DOLLARS IN THOUSANDS)


                                                                 THREE MONTHS ENDED                        SIX MONTHS ENDED
                                                                      JUNE 30,                                 JUNE 30,
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                                                               2000            1999                      2000            1999
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
Net earnings (loss)                                         $(192,695)      $  12,312                 $(175,626)      $  19,085
Federal and state income tax
 expense (benefit)                                            (10,685)          8,115                         0          12,308
Earnings (loss) before income tax expense (benefit)
                                                             (203,380)         20,427                  (175,626)         31,393
Fixed charges:
  Interest                                                     51,730          43,317                    99,485          86,594
  One-third of all rentals                                        766             814                     1,521           1,593
  Preferred stock dividend
    of subsidiary trust                                         2,248           2,248                     4,495           4,495
  Total fixed charges                                          54,744          46,379                   105,501          92,682
Earnings (loss) before income
 taxes (benefits) and fixed
 charges                                                     (148,636)         66,806                   (70,125)        124,075
Ratio of earnings to
 fixed charges                                                    N/M (B)        1.44 x                     N/M (B)        1.34 x

(A) For purposes of computing these ratios, "earnings" represent income before income taxes plus fixed charges. "Fixed charges" consist of interest expense, one-third (the proportion deemed representative of the interest factor) of rental expense on operating leases, and preferred stock dividends of subsidiary trust.

(B) The ratio calculated based on the current period's loss is negative and therefore not meaningful. In order to achieve a ratio of 1.00, earnings before income taxes and fixed charges would need to increase by $203,380 for the three month period ended June 30, 2000, and $175,626 for the six month period ended June 30, 2000.


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